Xinyuan Real Estate Co., Ltd. Files 2012 Annual Report on Form 20-F

Beijing, April 15, 2013/PRNewswire/ - Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II and III cities in China, today announced that it filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 with the U.S. Securities and Exchange Commission. An electronic copy of the annual report on Form 20-F can be accessed on Xinyuan's investor relations website at http://www.xyre.com and on the SEC's website at www.sec.gov. Shareholders may receive a hard copy of Xinyuan's audited financial statements for the fiscal year ended December 31, 2012 free of charge upon request. Requests should be submitted to ir@xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan primarily focuses on China's Tier II and III cities. Xinyuan's U.S. development arm, XIN Development Group International, Inc. ("XIN") is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Financial Controller

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com